Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

XPeng Inc.

小鵬汽車有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock code: 9868)

POLL RESULTS OF THE ANNUAL GENERAL MEETING HELD ON JUNE 24, 2022

We refer to (i) the notice of Annual General Meeting (the “AGM”) dated May 12, 2022 (the “Notice”), and (ii) the proxy statement / circular for the AGM dated May 12, 2022 (the “Proxy Statement”) of XPeng Inc. (the “Company” or “we”). Unless otherwise required by the context, capitalised terms used in this announcement shall have the same meanings as those defined in the Proxy Statement and the Notice.

POLL RESULTS OF THE AGM

The Board is pleased to announce that the AGM was held on June 24, 2022, at 10:00 a.m. Hong Kong time, at No. 8 Songgang Road, Changxing Street, Cencun, Tianhe District, Guangzhou, PRC. All resolutions proposed at the AGM have been duly passed.

As at the date of the AGM, the total number of issued Shares was 1,714,460,208 Shares, comprising 1,304,614,072 Class A ordinary shares and 409,846,136 Class B ordinary shares, 1,714,460,208 of which was the total number of Shares entitling shareholders to attend and vote in favour of, against or in abstention on the resolutions at the AGM.

There was no shareholder or its associate (as defined in the Hong Kong Listing Rules) who is deemed to have a material interest in any of the resolutions to be proposed at the AGM, and therefore, there was no shareholder who was required to abstain from voting on any resolution proposed at the AGM, nor any shareholder who was entitled to attend the AGM but was required to abstain from voting in favour of any resolution at the meeting pursuant to Rule 13.40 of the Hong Kong Listing Rules. No person has indicated in the Proxy Statement that he or she intends to vote against or in abstention in respect of any resolution proposed at the AGM.

Accordingly, the total number of Shares of the Company entitling the holder to attend and vote on the resolutions numbered 1 to 10 at the AGM was 1,714,460,208 Shares, comprising 1,304,614,072 Class A ordinary shares and 409,846,136 Class B ordinary shares as at the date of the AGM.

Each Class A ordinary share issued and outstanding as of the close of business on the Shares Record Date is entitled to one vote per share at the AGM. Each Class B ordinary share issued and outstanding as of the close of business on the Shares Record Date is entitled to ten votes per share (i.e. resolutions 1 to 6 and resolutions 8 to 10), save for resolution regarding the re-appointment of auditors (i.e. resolution 7), in which case they shall have one vote per share at the AGM. Each resolution put to the vote at the AGM has been decided by poll.

The poll results in respect of the resolutions proposed at the AGM are set out as follows:

ORDINARY RESOLUTIONS			Number of votes cast and percentage (%)						Total number of voting Shares	Total number of votes cast
			FOR		AGAINST		ABSTAIN
1.	To receive and adopt the audited consolidated financial statements of the Company and the reports of the directors (the “Director(s)”) and the auditor of the Company for the year ended December 31, 2021	Class A ordinary shares	807,469,500	99.783556%	275,924	0.034097%	1,475,592	0.182347%	809,221,016	809,221,016
		Class B ordinary shares	4,098,461,360	100.000000%	0	0.000000%	0	0.000000%	409,846,136	4,098,461,360
		TOTAL NUMBER (CLASS A & CLASS B)	4,905,930,860	99.964311%	275,924	0.005622%	1,475,592	0.030067%	1,219,067,152	4,907,682,376
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by shareholders (including proxies) attending the AGM cast in favour thereof.
2.	To re-elect Mr. Xiaopeng He as an executive Director as detailed in the proxy statement dated May 12, 2022.	Class A ordinary shares	690,245,902	85.297575%	117,723,356	14.547738%	1,251,758	0.154687%	809,221,016	809,221,016
		Class B ordinary shares	4,098,461,360	100.000000%	0	0.000000%	0	0.000000%	409,846,136	4,098,461,360
		TOTAL NUMBER (CLASS A & CLASS B)	4,788,707,262	97.575737%	117,723,356	2.398757%	1,251,758	0.025506%	1,219,067,152	4,907,682,376
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by shareholders (including proxies) attending the AGM cast in favour thereof.

3.	To re-elect Mr. Yingjie Chen as a non-executive Director as detailed in the proxy statement dated May 12, 2022.	Class A ordinary shares	749,825,268	92.660133%	58,109,414	7.180907%	1,286,334	0.158960%	809,221,016	809,221,016
		Class B ordinary shares	4,098,461,360	100.000000%	0	0.000000%	0	0.000000%	409,846,136	4,098,461,360
		TOTAL NUMBER (CLASS A & CLASS B)	4,848,286,628	98.789739%	58,109,414	1.184050%	1,286,334	0.026211%	1,219,067,152	4,907,682,376
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by shareholders (including proxies) attending the AGM cast in favour thereof.
4.	To re-elect Mr. Ji-Xun Foo as a non-executive Director as detailed in the proxy statement dated May 12, 2022.	Class A ordinary shares	712,011,326	87.987251%	95,921,182	11.853521%	1,288,508	0.159228%	809,221,016	809,221,016
		Class B ordinary shares	4,098,461,360	100.000000%	0	0.000000%	0	0.000000%	409,846,136	4,098,461,360
		TOTAL NUMBER (CLASS A & CLASS B)	4,810,472,686	98.019234%	95,921,182	1.954511%	1,288,508	0.026255%	1,219,067,152	4,907,682,376
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by shareholders (including proxies) attending the AGM cast in favour thereof.

5.	To re-elect Mr. Fei Yang as a non-executive Director as detailed in the proxy statement dated May 12, 2022.	Class A ordinary shares	751,235,849	92.834446%	56,695,125	7.006136%	1,290,042	0.159418%	809,221,016	809,221,016
		Class B ordinary shares	4,098,461,360	100.000000%	0	0.000000%	0	0.000000%	409,846,136	4,098,461,360
		TOTAL NUMBER (CLASS A & CLASS B)	4,849,697,209	98.818482%	56,695,125	1.155232%	1,290,042	0.026286%	1,219,067,152	4,907,682,376
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by shareholders (including proxies) attending the AGM cast in favour thereof.
6.	To authorize the Board of Directors to fix the respective Directors’ remuneration.	Class A ordinary shares	760,591,712	93.990603%	46,915,396	5.797600%	1,713,908	0.211797%	809,221,016	809,221,016
		Class B ordinary shares	4,098,461,360	100.000000%	0	0.000000%	0	0.000000%	409,846,136	4,098,461,360
		TOTAL NUMBER (CLASS A & CLASS B)	4,859,053,072	99.009119%	46,915,396	0.955958%	1,713,908	0.034923%	1,219,067,152	4,907,682,376
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by shareholders (including proxies) attending the AGM cast in favour thereof.

7.	To re-appoint Pricewaterhouse Coopers and Pricewaterhouse Coopers Zhong Tian LLP as auditors to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board of Directors to fix their remunerations for the year ending December 31, 2022.	Class A ordinary shares	803,665,866	99.313519%	4,396,800	0.543337%	1,158,350	0.143144%	809,221,016	809,221,016
		Class B ordinary shares	409,846,136	100.000000%	0	0.000000%	0	0.000000%	409,846,136	409,846,136
		TOTAL NUMBER (CLASS A & CLASS B)	1,213,512,002	99.544312%	4,396,800	0.360669%	1,158,350	0.095019%	1,219,067,152	1,219,067,152
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by shareholders (including proxies) attending the AGM cast in favour thereof.
8.	THAT consider and approve the grant of a general mandate to the Directors to issue, allot, and deal with additional Class A ordinary shares of the Company not exceeding 20% of the total number of issued shares of the Company as at the date of passing of this resolution as detailed in the proxy statement dated May 12, 2022.	Class A ordinary shares	512,585,513	63.343080%	295,254,779	36.486296%	1,380,724	0.170624%	809,221,016	809,221,016
		Class B ordinary shares	4,098,461,360	100.000000%	0	0.000000%	0	0.000000%	409,846,136	4,098,461,360
		TOTAL NUMBER (CLASS A & CLASS B)	4,611,046,873	93.955691%	295,254,779	6.016175%	1,380,724	0.028134%	1,219,067,152	4,907,682,376
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by shareholders (including proxies) attending the AGM cast in favour thereof.

9.	THAT consider and approve the grant of a general mandate to the Directors to repurchase shares of the Company not exceeding 10% of the total number of issued shares of the Company as at the date of passing of this resolution as detailed in the proxy statement dated May 12, 2022.	Class A ordinary shares	805,570,178	99.548845%	2,341,324	0.289331%	1,309,514	0.161824%	809,221,016	809,221,016
		Class B ordinary shares	4,098,461,360	100.000000%	0	0.000000%	0	0.000000%	409,846,136	4,098,461,360
		TOTAL NUMBER (CLASS A & CLASS B)	4,904,031,538	99.925610%	2,341,324	0.047707%	1,309,514	0.026683%	1,219,067,152	4,907,682,376
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by shareholders (including proxies) attending the AGM cast in favour thereof.
10.	THAT consider and approve the extension of the general mandate granted to the Directors to issue, allot and deal with additional shares in the share capital of the Company by the aggregate number of the shares repurchased by the Company as detailed in the proxy statement dated May 12, 2022.	Class A ordinary shares	517,102,142	63.901225%	290,792,566	35.934876%	1,326,308	0.163899%	809,221,016	809,221,016
		Class B ordinary shares	4,098,461,360	100.000000%	0	0.000000%	0	0.000000%	409,846,136	4,098,461,360
		TOTAL NUMBER (CLASS A & CLASS B)	4,615,563,502	94.047723%	290,792,566	5.925252%	1,326,308	0.027025%	1,219,067,152	4,907,682,376
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by shareholders (including proxies) attending the AGM cast in favour thereof.

The Company’s share registrar in Hong Kong, Tricor Investor Services Limited, acted as the scrutineer for the vote-taking at the AGM.

The executive Directors, Mr. Xiaopeng He and Mr. Heng Xia; the non-executive Directors, Mr. Yingjie Chen, Mr. Qin Liu, Mr. Ji-Xun Foo and Mr. Fei Yang; and the independent non-executive Directors, Mr. Donghao Yang and Ms. Fang Qu, attended the AGM. Mr. HongJiang Zhang did not attend the AGM due to other business commitments.

By order of the Board
XPeng Inc.
Xiaopeng He
Chairman

Hong Kong, Friday, June 24, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Xiaopeng He and Mr. Heng Xia as executive Directors, Mr. Yingjie Chen, Mr. Qin Liu, Mr. Ji-Xun Foo and Mr. Fei Yang as non-executive Directors, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive Directors.

* For identification purpose only